Exhibit 99.1

Nano Dimension Statement Regarding Desktop Metal Bankruptcy and Strategic Decision
Not to Acquire Assets

Waltham, Massachusetts – July 28, 2025 – Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), a leader in Digital Manufacturing solutions, today announced that its subsidiary, Desktop Metal, Inc. (“Desktop Metal”), has filed for bankruptcy protection under Chapter 11 of the Bankruptcy Code.

The decision to file for bankruptcy protection was made by Desktop Metal’s independent Board of Directors, who conducted a process to explore available strategic alternatives and address Desktop Metal’s significant liabilities and liquidity needs stemming from decisions made by its prior management.

Ofir Baharav, Nano Dimension’s CEO said: “We are safeguarding our financial strength and preserving our position as the best capitalized company in our ecosystem. This is what enables the Company’s to pursue strategic opportunities from a position of maximum strength—and that is exactly what the Company’s shareholders should expect from us.”

About Nano Dimension

Driven by strong trends in onshoring, national security, and increasing product customization, Nano Dimension (Nasdaq: NNDM) delivers advanced Digital Manufacturing technologies to the defense, aerospace, automotive, electronics, and medical devices industries, enabling rapid deployment of high-mix, low-volume production with IP security and sustainable manufacturing practices.

For more information, please visit https://www.nano-di.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding Nano’s future growth, strategic plan and value to shareholders, and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, they are subject to various risks and uncertainties. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication.

Investors: ICR - nano-di@icrinc.com
Media: NanoDimension@feintuchpr.com